SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                                  dELiA*s CORP.
                            (Name of Subject Company)

                                  dELiA*s CORP.
                       (Names of Person Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                 ----------------------------------------------
                         (Title of Class of Securities)


                                    24688Q101
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)

                             Edward D. Taffet, Esq.
                    Senior Vice President and General Counsel
                                435 Hudson Street
                            New York, New York 10014
                                 (212) 807-9060
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notice and Communications on Behalf of the Person Filing Statement)



                                 With a copy to:

                            Jeffrey A. Horwitz, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                          New York, New York 10036-8299

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                                           Contact:      dELiA*s CORP.
                                                         -------------
                                                         Evan Guillemin
                                                         Chief Operating Officer
                                                         212.590.6202



       dELiA*s ANNOUNCES AGREEMENT TO BE ACQUIRED BY ALLOY FOR $50 MILLION

         NEW YORK, NEW YORK -- JULY 31, 2003 - dELiA*s Corp. (Nasdaq:DLIA) today announced that it has entered into a definitive agreement providing for Alloy, Inc. (Nasdaq:ALOY) to launch a tender offer to acquire for cash all outstanding shares of dELiA*s at a price of $0.928 per share based on 53.0 million dELiA*s shares outstanding or deemed outstanding at the closing. The offer price represents a premium of approximately 29% over the 30-day median trading price of $0.72 per share. The total value of the transaction is approximately $50.0 million.



         The tender offer will be subject to customary conditions, including the receipt of all necessary government approvals and the tender, without withdrawal prior to the expiration of the offer, of at least a majority of dELiA*s outstanding shares of a fully-diluted basis. Stockholders representing approximately 35% of the outstanding shares of dELiA*s have entered into an agreement under which they have agreed, among other things, to tender their shares in the tender offer and, if necessary, to vote their shares in favor of the proposed merger.

         The acquisition agreement provides for the tender offer, which is expected to commence by August 6, 2003, to be followed by a second-step merger in which those shares not tendered will be converted into the right to receive the same $0.928 per share in cash.

         The boards of both companies have approved the acquisition agreement. The transaction is expected to close during dELiA*s fiscal third quarter.

         "The combination with Alloy, with its mix of complementary products and services and its balance sheet will allow dELiA*s to expand its strong brand within a broader marketplace," said Stephen I. Kahn, Chairman and Chief Executive Officer of dELiA*s. "The dELiA*s team has done a great job re-positioning the business for future growth. This deal with Alloy delivers value to our shareholders and creates exciting opportunities to leverage the Company's strengths -- our people, our products and our brand."

         dELiA*s' financial advisor was Peter J. Solomon Company, L.P., and its legal advisor was Proskauer Rose LLP.


ABOUT DELIA*S CORP.


dELiA*s Corp. is a multichannel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. The company reaches its customers through the dELiA*s catalog, www.dELiAs.cOm and 64 dELiA*s retail stores.

                                     -more-

Forward-looking statements in this press release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future results or events. The terms "believe," "expect," "intend," "anticipate" and "plan" as well as similar expressions are intended to identify some of the forward-looking statements contained in this press release. Forward-looking statements involve a number of risks, uncertainties and other factors beyond dELiA*s control, which may cause material differences in actual results, performance or other expectations. These risks include, but are not limited to, the following: our ability to reduce expenses successfully; reduced service levels or product quality as a result of cost-cutting initiatives; increases in the cost of materials, printing, paper, postage, shipping and labor; adverse weather conditions; increased levels of competition; our ability to retain key personnel; downturns in general economic conditions; changes in fashion trends; decreased levels of service from third party vendors and service providers; our ability to raise capital and complete financing transactions; and other factors detailed elsewhere in this press release, our most recent quarterly report on Form 10-Q and our most recent annual report on Form 10-K.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of dELiA*s. dELiA*s stockholders are advised to read the tender offer statement and the solicitation/recommendation statement regarding the acquisition referenced in this press release, which will be filed with the Securities and Exchange Commission upon the commencement of the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. dELiA*s stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when they are available and copies of other documents filed by Alloy and dELiA*s with the SEC at the SEC's Web site at http://www.sec.gov/. The tender offer statement and the solicitation/recommendation statement and these other documents may also be obtained by dELiA*s stockholders without cost to them from dELiA*s, by directing a request to dELiA*s Corp., Investor Relations, 435 Hudson Street, New York, New York 10014 (tel: 212-807-9060).


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